Form N-SAR
Attachment for Item #77.C
Matters Submitted to a Vote of Security Holders

THE MAINSTAY FUNDS
811-4550
For Period Ended 10/31/09

MainStay Tax Free Bond Fund

(a) The date of the meeting and whether it was an annual or special meeting;

Pursuant to notice, a special meeting of shareholders (“Special Meeting”) of the MainStay Tax Free Bond Fund, a series of The MainStay Funds, was held at the offices of New York Life Investment Management LLC (“New York Life Investments”), 169 Lackawanna Avenue, Parsippany, New Jersey 07054 on Friday, October 16, 2009 at 10:30 a.m.

(b)	If the meeting involved the election of trustees, state the name of each trustee elected at the meeting and the names of all other trustees now in office;

N/A.

(c)	Describe each matter voted upon at the meeting and state the number of affirmative votes and the number of negative votes cast with respect to each matter;

1.	To approve a Subadvisory Agreement between New York Life Investments and MacKay Shields LLC (“MacKay Shields”) to appoint MacKay Shields as the subadvisor to the MainStay Tax Free Bond Fund.

The above proposal was discussed in detail in the proxy statement.  No other business came before the Special Meeting.

With respect to the MainStay Tax Free Bond Fund, the proposal was passed by the shareholders, as confirmed by the Inspector of Elections.

The following is a summary of how the votes on the proposal presented before the Special Meeting held on October 16, 2009, were cast.  There were no votes cast in person at the Special Meeting.

Total Votes	Shares Voted	% of Voted	% of Total
For	11,431,797.929	92.494%	51.693%
Against	266,736.742	2.158%	1.206%
Abstain	661,010.824	5.348%	2.989%
Uninstructed	0.00	0.00%	0.00%
Total	12,359,545.495	100.00%	55.888%

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